UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2021

BANC OF CALIFORNIA, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35522	04-3639825
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 MacArthur Place, Santa Ana, California	92707
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 361-2262

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock, par value $0.01 per share	BANC	New York Stock Exchange
Depositary Shares each representing a 1/40th interest in a share of 7.00% Non-Cumulative Perpetual Preferred Stock, Series E	BANC PRE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

 Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On May 13, 2021, Banc of California, Inc., a Maryland corporation (the “Company”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”), with respect to the special meeting of stockholders of the Company to be held on June 23, 2021 in connection with the Company’s proposed merger (the “Merger”) with Pacific Mercantile Bancorp, a California corporation (“Pacific Mercantile”) and the issuance of common stock of the Company in connection therewith, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated March 22, 2021, by and between the Company and Pacific Mercantile.

Important information concerning the special meeting and the proposed Merger is set forth in the Joint Proxy Statement/Prospectus. The Joint Proxy Statement/Prospectus is amended and supplemented by, and should be read as part of, and in conjunction with, the information set forth in this Current Report on Form 8-K.  Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of the disclosures set forth herein.

The following disclosure amends and supplements the discussions in the section of the Joint Proxy Statement/Prospectus entitled “The Merger—Opinion of PMB’s Financial Advisor—PMB Selected Companies Analysis” on page 69 by appending the following paragraph below the table:

The low and high stock price-to-tangible book value per share multiples of the selected companies in the “PMB Selected Companies Analysis” were 0.87x and 2.31x, respectively, and the low and high stock price-to-LTM EPS multiples of the selected companies (excluding the impact of the LTM EPS multiple for one of the selected companies, which multiple was considered to be not meaningful because it was greater than 30.0x) were 7.5x and 21.8x, respectively. For the 10 selected companies for which consensus “street estimates” were publicly available, the low and high stock price-to-2021 estimated EPS multiples of the selected companies were 7.8x and 20.4x, respectively, and the low and high stock price-to-2022 estimated EPS multiples of the selected companies were 7.8x and 20.3x, respectively.

The following disclosure amends and supplements the discussions in the section of the Joint Proxy Statement/Prospectus entitled “The Merger—Opinion of PMB’s Financial Advisor—BOC Selected Companies Analysis” on page 70 by appending the following paragraph below the table:

The low and high stock price-to-tangible book value per share multiples of the selected companies in the “BOC Selected Companies Analysis” were 0.99x and 10.67x, respectively, the low and high stock price-to-LTM EPS multiples of the selected companies (excluding the impact of the LTM EPS multiple for one of the selected companies, which multiple was considered to be not meaningful because it was greater than 30.0x) were 11.9x and 22.6x, respectively, the low and high stock price-to-2021 estimated EPS multiples of the selected companies (excluding the impact of the 2021 EPS multiple for one of the selected companies, which multiple was considered to be not meaningful because it was greater than 30.0x) were 9.1x and 21.9x, respectively, and the low and high stock price-to-2022 estimated EPS multiples of the selected companies (excluding the impact of the 2022 EPS multiple for one of the selected companies, which multiple was considered to be not meaningful because it was greater than 30.0x) were 7.8x and 22.6x, respectively.

The following disclosure amends and supplements the discussions in the section of the Joint Proxy Statement/Prospectus entitled “The Merger—Opinion of PMB’s Financial Advisor—Selected Transaction Analysis” on page 71 by appending the following paragraph below the table:

The low and high transaction price-to-tangible book value multiples of the selected transactions in the “Selected Transactions Analysis” were 1.02x and 2.10x, respectively, the low and high transaction price-to-LTM EPS multiples of the selected transactions (excluding the impact of the LTM EPS multiple for one of the selected transactions, which multiple was considered to be not meaningful because it was negative) were 9.2x and 21.6x, respectively, and the low and high core deposit premiums of the selected transactions were 1.5% and 15.0%, respectively.  For the nine selected transactions in which the acquired company was publicly traded, the low and high one-day market premiums of the selected transactions were (-17.1)% and 68.8%, respectively.

The following disclosure amends and supplements the discussions in the section of the Joint Proxy Statement/Prospectus entitled “The Merger—Opinion of PMB’s Financial Advisor—Financial Impact Analysis” on page 72 by amending and restating the second and third to last sentences of the paragraph as follows:

This analysis indicated the merger could be accretive to BOC’s estimated 2021 EPS and estimated 2022 EPS by approximately 3.2% and 12.9%, respectively, and could be dilutive to BOC’s estimated tangible book value per share at closing as of September 30, 2021 by approximately (-2.9)%. Furthermore, the analysis indicated that, pro forma for the Merger, each of BOC’s tangible common equity to tangible assets ratio, Common Equity Tier 1 Ratio, Leverage Ratio and Tier 1 Capital Ratio at closing as of September 30, 2021 could be higher by approximately 4, 9, 1 and 9 basis points, respectively and BOC’s Total Risk-Based Capital Ratio at closing as of September 30, 2021 could be lower by approximately 13 basis points.

The following disclosure amends and supplements the discussions in the section of the Joint Proxy Statement/Prospectus entitled “The Merger—Opinion of PMB’s Financial Advisor - PMB Dividend Discount Model Analysis / BOC Dividend Discount Model Analysis / Pro Forma Dividend Discount Model Analysis” on page 73 by expanding the existing disclosure regarding discount rates as follows:

The ranges of discount rates assumed in the dividend discount model analyses were selected taking into account capital asset pricing model implied cost of capital calculations.

The following disclosure amends and supplements the discussions in the section of the Joint Proxy Statement/Prospectus entitled “The Merger—Opinion of PMB’s Financial Advisor—Miscellaneous” on page 73 by adding the following sentence at the end of the second paragraph:

In connection with (i) BOC’s August 2019 tender offer for depository shares representing an interest in preferred stock, and (ii) sole book-running manager for BOC’s October 2020 offering of fixed-to-floating rate subordinated notes, KBW received aggregate fees (including underwriting discounts) of approximately $1.3 million from BOC.

The following disclosure is hereby added as a new section of the Joint Proxy Statement/Prospectus entitled “The Merger—Certain Unaudited Prospective Financial Information Regarding PMB and BOC Utilized by PMB’s Board of Directors and PMB’s Financial Advisor” on page 74 immediately following the section entitled “The Merger—Opinion of PMB’s Financial Advisor.”

Certain Unaudited Prospective Financial Information Regarding PMB and BOC Utilized by PMB’s Board of Directors and PMB’s Financial Advisor

PMB and BOC do not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings, or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, the risk that they will prove incorrect and the inherent difficulty of accurately predicting financial performance for future periods. However, in connection with the merger, PMB’s and BOC’s respective managements provided PMB’s financial advisor, KBW, with certain non-public unaudited prospective financial information regarding PMB and BOC, on a stand-alone basis, respectively, that was utilized in the financial analyses performed by KBW in connection with its opinion to PMB’s board of directors, as described in this joint proxy statement/prospectus under the heading “—Opinion of PMB’s Financial Advisor”. The non-public unaudited prospective financial information provided by PMB’s and BOC’s respective managements was prepared as part of PMB’s and BOC’s overall process of analyzing various strategic initiatives, and was not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding projections, or generally accepted accounting principles.

Although presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions of PMB’s and BOC’s respective managements made at the time they were prepared. These and the other estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, the future interest rate environment and other economic, competitive, regulatory, and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive, and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which PMB and BOC operate, and the risks and uncertainties described under “Risk Factors”, and “Cautionary Statement Regarding Forward-Looking Statements”, all of which are difficult to predict and many of which are outside the control of PMB and BOC and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results could differ materially from those reflected in the financial forecasts, whether or not the merger is completed. Further, these assumptions and the financial forecasts may otherwise be affected by PMB’s and BOC’s ability to achieve its strategic goals, objectives and targets over the applicable periods and do not include all potential actions that management could or might have taken during these time periods.

The unaudited prospective financial information summarized in this section was prepared by and is the responsibility of the managements of PMB and BOC. No independent registered public accounting firm, including for the avoidance of doubt the independent registered public accounting firms of PMB or BOC, has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect to such information or its achievability and no independent registered public accounting firm assumes any responsibility for the financial forecasts. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date they were prepared.

In light of the foregoing, and taking into account that the special meetings will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, PMB shareholders and BOC stockholders are strongly cautioned not to place unwarranted reliance on such information, and PMB and BOC urge all PMB shareholders and BOC stockholders to review PMB’s and BOC’s most recent SEC filings for a description of PMB’s and BOC’s reported financial results.

The following unaudited prospective financial information was discussed with KBW by PMB management and used and relied upon by KBW at the direction of such management: (1) publicly available consensus analyst earnings per share estimates for PMB for the years ending December 31, 2021 and December 31, 2022 of $0.58 and $0.65, respectively; and (2) annual earnings and asset growth rate assumptions for PMB provided by PMB management of 5%.

The following prospective financial information was discussed with KBW by BOC management and used and relied upon by KBW based on such discussions and at the direction of PMB management: (1) publicly available consensus analyst earnings per share estimates for BOC for the years ending December 31, 2021 and December 31, 2022 of $1.12 and $1.28, respectively; and (2) annual earnings and asset growth rate assumptions for BOC provided by BOC management of 5%.

You are strongly cautioned not to place undue reliance on the unaudited prospective financial information set forth above. The inclusion in this joint proxy statement/prospectus of the non-public unaudited prospective financial information above should not be regarded as a representation by PMB, BOC or their respective affiliates, advisors or representatives as to the ultimate future financial performance of PMB or BOC. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of actual future results, and this information should not be relied on as such. In addition, this information represents PMB and BOC respective managements’ evaluation at the time it was prepared of certain measures of PMB’s and BOC’s, as the case may be, expected future financial performance on a stand-alone basis, assuming execution of certain strategic initiatives. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on either BOC or PMB, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but that were instead altered, accelerated, postponed, or not taken in anticipation of the merger.

No assurances can be given that the unaudited prospective financial information and the underlying assumptions are reasonable or that, if it had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the unaudited prospective financial information may not reflect the manner in which BOC would operate the PMB business after the merger. PMB, BOC and their respective affiliates, advisors and representatives do not intend to, and each disclaims any obligation to, update or otherwise reconcile or revise the unaudited prospective financial information to reflect circumstances occurring since its preparation or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

Further, the unaudited prospective financial information does not take into account the effect on PMB or BOC of any possible failure of the merger to occur. None of PMB, BOC or their respective affiliates, advisors or representatives has made, makes, or is authorized in the future to make any representation to any shareholder of PMB or stockholder of BOC, or other person regarding the unaudited prospective financial information. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by BOC or PMB that such information is viewed as material information of PMB or BOC particularly in light of the inherent risks and uncertainties associated with such information. The unaudited prospective financial information is not being included in this joint proxy statement/prospectus to influence any shareholder’s decision regarding how to vote on any given proposal to be voted on at the BOC or PMB special meetings, but because the unaudited prospective financial information was provided to PMB’s financial advisor for purposes of the financial analyses performed by it as referred to under the heading “—Opinion of PMB’s Financial Advisor”.

The following disclosure amends and supplements the discussions in the section of the Joint Proxy Statement/Prospectus entitled “The Merger—Litigation Related to the Merger” on page 81 by amending and restating the entire paragraph as follows:

On May 4, 2021, Shiva Stein, a purported stockholder of PMB at the time which BOC and PMB entered into the merger agreement, filed a lawsuit against PMB and the members of its board of directors in the United States District Court for the Central District of California, captioned Stein v. Pacific Mercantile Bancorp, et al., Case No. 2:21-cv-03970 (the “Stein Complaint”).  On May 6, 2021, Richard Burke, a purported stockholder of PMB, filed a lawsuit against PMB and the current members of the PMB board of directors in the United States District Court for the Eastern District of New York, captioned Burke v. Pacific Mercantile Bancorp, et al., Case No. 1:21-cv-02532 (the “Burke Complaint”).  On May 7, 2021, Matthew Hopkins, a purported stockholder of PMB, filed a lawsuit against PMB, the current members of the PMB board of directors, and BOC in the United States District Court for the Southern District of New York, captioned Hopkins v. Pacific Mercantile Bancorp, et al., Case No. 1:21-cv-04125 (the “Hopkins Complaint”).  On June 8, 2021, Paul Parshall, a purported stockholder of PMB, filed a lawsuit against PMB and the current members of the PMB board of directors in the Central District of California, captioned Parshall v. Pacific Mercantile Bancorp, et al., Case No. 8:21-cv-01015 (the “Parshall Complaint”).  BOC has also received a demand letter from a purported shareholder that threatens legal action and similarly requests PMB to make additional disclosures.  PMB has also received demand letters from purported shareholders, both from the above-captioned cases and others, which request additional disclosures from PMB and threaten legal action.

The Stein, Burke, Hopkins, and Parshall Complaints allege that PMB and its directors violated Section 14(a) of the Exchange Act, along with Rule 14a-9 promulgated thereunder, by filing the registration statement of which this document is a part, which allegedly contains false statements and omits material information intended to solicit shareholders to vote in favor of the merger.  The Hopkins Complaint is the only action that lists BOC as a defendant.  Both the Stein and Burke Complaints also allege that PMB violated Section 20(a) of the Exchange Act, whereas the Hopkins Complaint only alleges that BOC and the members of PMB’s board of directors, not PMB, violated Section 20(a) due to their positions as controlling persons over parties that allegedly knowingly violated Section 14(a), and are thus liable under Section 20(a).  The Parshall Complaint only alleges that the members of PMB’s board of directors violated Section 20(a).  The Stein, Burke, Hopkins, and Parshall Complaints seek (1) injunctive relief preliminarily and permanently enjoining consummation of the merger, (2) rescission of the merger and an award of rescissory damages in the event the merger is consummated, (3) injunctive relief directing dissemination of a registration statement that does not contain any untrue statements of material fact and that states all material facts in it or necessary to make the statements contained therein not misleading, (4) a declaration that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, and (5) an award of costs incurred by plaintiff in bringing the lawsuit, including attorneys’ and experts’ fees.  BOC and PMB believe the Stein, Burke, Hopkins and Parshall Complaints are without merit.  At this stage, it is not possible to predict the outcome of the proceedings in the merger-related litigation or their impact on BOC, PMB or the merger.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by the Company and Pacific Mercantile with the Securities and Exchange Commission (the “SEC”). The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals, financial tests or other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in the Company’s or Pacific Mercantile’s stock price before closing, including as a result of its financial performance prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Company and Pacific Mercantile operate; (iv) the ability to promptly and effectively integrate the businesses of the Company and Pacific Mercantile; (v) the reaction to the transaction of the companies’ clients, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (viii) other risks that are described in the Company’s and Pacific Mercantile’s public filings with the SEC. You should not place undue reliance on forward-looking statements and the Company and Pacific Mercantile undertake no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information About the Merger and Where to Find It

Investors and security holders are urged to carefully review and consider each of the Company’s and Pacific Mercantile’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at www.bancofcal.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them in writing to Banc of California, Inc., 3 MacArthur Place, Santa Ana, CA 92707; Attention: Investor Relations, by submitting an email request to ir@bancofcal.com or by telephone at (855) 361-2262. The documents filed by Pacific Mercantile with the SEC may be obtained free of charge at the Pacific Mercantile’s website at www.pmbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pacific Mercantile by requesting them in writing to Pacific Mercantile Bancorp, 949 South Coast Drive, Suite 300, Costa Mesa, CA 92626; Attention: Investor Relations, or by telephone at 714-438-2500.

In addition to the registration statement and Joint Proxy Statement/Prospectus filed by the Company, Pacific Mercantile filed a definitive proxy statement with the SEC with respect to the special meeting of shareholders of Pacific Mercantile to be held on June 23, 2021 in connection with the Merger, and each party has filed other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of the Company and Pacific Mercantile are urged to carefully read the entire registration statement and Joint Proxy Statement/Prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive Joint Proxy Statement/Prospectus has been sent to the shareholders of the Company and Pacific Mercantile seeking any required shareholder approvals. Investors and security holders may obtain the registration statement and the Joint Proxy Statement/Prospectus free of charge from the SEC’s website or from the Company or Pacific Mercantile by writing to the addresses provided for each company set forth in the paragraphs above.

The Company, Pacific Mercantile, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the Company and Pacific Mercantile shareholders in favor of the approval of the transaction. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company’s 2021 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of Pacific Mercantile and their ownership of Pacific Mercantile common stock is set forth in the proxy statement for Pacific Mercantile’s 2020 annual meeting of shareholders, as previously filed with the SEC. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the Joint Proxy statement/Prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANC OF CALIFORNIA, INC.

Date: June 17, 2021	By:	/s/ IDO DOTAN
Ido Dotan, Executive Vice President, General Counsel and Corporate Secretary